Enerflex Ltd. announces Appointment of New Independent Directors

NEWS RELEASE

CALGARY, Alberta, October 27, 2026 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) announces the appointment of Mr. David Primrose and Ms. Mary Zappone to its Board of Directors (the “Board”), effective today. Mr. Primrose has also been appointed as a member of the Audit Committee.

These appointments follow the recent retirement of Fernando Assing from its Board of Directors and on-going normal course board refreshment.

Kevin Reinhart, Enerflex’s Board Chair, commented, “We are pleased to welcome David and Mary to the Enerflex Board. They are both seasoned executives with deep financial, operational, and leadership experience and enhance the skillset of Enerflex’s Board. We look forward to their insights as Enerflex executes on its strategy to drive continued shareholder value creation.”

About David Primrose

Mr. Primrose is an experienced public company executive with more than 35 years of financial, operational, and leadership experience. He currently serves as Chief Financial Officer of Finning International Inc., where he leads the company’s finance and accounting functions, including financial planning and reporting, capital allocation, risk management, and investor relations.

During his career with Finning, Mr. Primrose has held a range of senior leadership roles across Canada, the United Kingdom, and Ireland, including Chief Development Officer, President of Finning Canada, Managing Director of Finning UK and Ireland, and Executive Vice President of Finning Canada’s Construction Industries and Mining businesses. His experience also spans human resources, power systems, oil sands operations, accounting, and finance.

Mr. Primrose is a Chartered Professional Accountant and completed the Executive Program at Stanford University Graduate School of Business. He currently serves as a Director and Vice Chair Canada of Associated Equipment Distributors.

About Mary Zappone

Ms. Zappone brings more than 25 years of executive and operational leadership experience across the industrial services, energy, chemicals, engineered equipment, manufacturing, and distribution sectors. She is currently a Senior Advisor at Warburg Pincus, supporting the firm’s Industrial investment team and portfolio companies.

Most recently, Ms. Zappone served as Chief Executive Officer and Board Member of Sundyne, a global manufacturer of mission-critical pumps and compressors. Previously, she served as Chief Executive Officer of Brace Industrial Group, Service Champ, and RecoverCare. Earlier in her career, she held leadership roles with Alcoa, Tyco International, General Electric, and McKinsey & Company, after beginning her career with Exxon.

Ms. Zappone currently serves on the Boards of Directors of Axalta Coating Systems and FlavorSum. She holds a Bachelor of Science in Chemical Engineering from Johns Hopkins University and an MBA in Finance and Marketing from Columbia Business School.

About Enerflex

Enerflex is a leading provider of modular natural gas, power, and treated water technology solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer-focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

With approximately 4,500 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the world’s energy needs.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

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